CHUBB®

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company, hereinafter called the Company, is binding coverage described as follows:

1.   Named of Assured: Morgan Creek Global Equity Institutional Fund
     Address: 301 W. Barbee Chapel Rd
                                Chapel Hill, North Carolina 27517

2.   Producer: Willis Towers Watson Northeast Inc
     Attn: Anne Watts
     Address: 200 Liberty Street
                                New York, NY 10281

3.   Bond Number: **82484882**

4.   Bond Type/Form No.:   Financial Institution Investment Company
                                Asset Protection Bond (Ed. 5-98)
                                Form 17-02-1421

5.   Term of Binder: From: 12:01 a.m. on   07/30/2021
                                To: 12:01 a.m. on   08/30/2021

6.   Bond Period: From: 12:01 a.m. on   **07/30/2021**
                                To: 12:01 a.m. on   **07/30/2022**

7.   Limits of Liability:

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$ 300,000	$ 25,000
2. On Premises	$ 300,000	$ 25,000
3. In Transit	$ 300,000	$ 25,000
4. Forgery or Alteration	$ 300,000	$ 25,000
5. Extended Forgery	$ 300,000	$ 25,000
6. Counterfeit Money	$ 300,000	$ 25,000
7. Threat to Person	$ 300,000	$ 25,000
8. Computer System	$ 300,000	$ 25,000
9. Voice Initiated Funds Transfer Instruction	$ 300,000	$ 25,000
10. Uncollectible Items of Deposit	$ 300,000	$ 25,000

11. Audit Expense		$ 50,000	$ 5,000
12. Claims Expense		$ 50,000	$ 5,000

8.   Endorsements: 14-02-9228 Compliance with Applicable Trade Sanction Laws
17-02-0735 Premium Endorsement
17-02-1453 NC Amendatory Endorsement
17-02-1582 Revise Item 2-
Additional Insuring Clauses, Limits & Deductible Amounts 12. Claim Expense, Limit: $ 50,000, Deductible: $5,000
17-02-2437 Deleting Valuation – Other Property Endorsement
17-02-6282 Claims Expense Endorsement
14-02-12160 Important Notice to Insured (ICAP Bond)
10-02-1295 Important Notice to Policyholders

9.   Premium: **$300.00**   (1 Year Prepaid Premium)

10.   Commission Payable: **15.0%**

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

Nothing at this time

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of July 15, 2021 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above.

The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb. If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: Kevin Ferrara   Date: 07/28/2021

        Authorized Representative   mm/dd/ccyy

Secretary's Certificate

I, Taylor Thurman, Secretary of the Morgan Creek Global Equity Long/Short Institutional Fund (the "Fund"), hereby certify that the following resolutions were adopted by the Board of Trustees who are not "interested persons" of the Fund, as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act") (each an "Independent Trustee" or collectively the "Independent Trustees"), at a meeting duly called and held on August 17, 2021, at which a quorum was present and acting throughout:

<u>Ratification of Fidelity Bond</u>

RESOLVED: That the Board of Trustees, and by a separate vote, the Independent Trustees determined that a fidelity bond in the aggregate amount of $300,000 (the "Bond") and with a premium amount of $300, in accordance with the requirements of Rule 17g-1 promulgated under Section 17(g) of the 1940 Act, is reasonable in form and amount, after having given due consideration to all factors considered by the Board and Independent Trustees to be relevant including, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund and the nature of the securities in the Fund;

FURTHER RESOLVED: That the Board and by a separate vote, the Independent Trustees, hereby determines that the annual premium of $300 for the Bond covering the Trust, issued by the Chubb Group to be paid by the Trust is fair and reasonable with respect to the Trust, taking all factors considered by the Board and the Independent Trustees to be relevant, and the payment by the Trust of the annual premium for the Board be, and hereby is, approved; and

FURTHER RESOLVED: That the secretary of the Trust, be, and hereby is, authorized to file or cause the filing of the Bond with the Securities and Exchange Commission and give the notices required by Paragraph (g) of Rule 17-g-1.

Dated: August 19, 2021

/s/Taylor Thurman
Taylor Thurman
Secretary